**Pac-West Telecomm Announces the Appointment of Fred Lawrence**
**to its Board of Directors**

**Stockton, CA - March 7, 2006 -** Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of traditional and next-generation voice communications services, today announced the appointment of Frederick D. Lawrence to its Board of Directors.

Hank Carabelli, Pac-West's President & CEO, commented, "Fred's diverse communications background and entrepreneurial spirit have created a strong track record of succesful business initiatives undertaken during periods of dramatic changes in industry technology. His experience will help Pac-West take a leadership position in converging the legacy circuit-switched national infrastructure with more efficient and robust new Internet protocol (IP) technologies.

Wally Griffin, Pac-West's Chairman, added, ''Fred's experience will prove invaluable as Pac-West expands its network and voice infrastructure solutions nationwide ''.

Mr. Lawrence commented, "I have spent my career developing and introducing innovative communications technologies. In Pac-West, I see a company that is taking a lead role in redefining communications, creating a national infrastructure that will faciliate both the adoption of new technologies as well as convergence between technologies. I am excited to be joining Pac-West's Board of Directors, and look forward to contributing my experiences and guidance to the company."

Mr. Lawrence has over 36 years of senior management, operations and engineering experience in the communications industry, spanning local and long distance services, high-speed connectivity and transmission, and most recently satellite and wireless. Mr. Lawrence currently serves as Chairman of Silicon Systems, a manufacturer of advanced, solid-state storage solutions for high performance enterprise system end-market applications. Mr. Lawrence also serves as a Venture Partner for Shepherd Ventures. From 1997 to 2001, Mr. Lawrence was Chairman & CEO of Adaptive Broadband Corp., a developer and manufacturer of high speed wireless access equipment. From 1996 to 1997, he was CEO of ComStream, a developer and manufacturer of satellite based communications technologies. From 1994 to 1996, Mr. Lawrence was President of the Transmission Group at ADC Telecommunications, a developer and manufacturer of LANs/WANs, connectivity products and advanced transmission distribution products. From 1982 to 1994, Mr. Lawrence worked for Sprint Corporation in areas such as local, long distance, directory, supply and headquarter operation, rising to the level of CEO of Florida Telephone Operations. From 1970 to 1982, Mr. Lawrence worked for AT&T in areas such as engineering, operations and and general management, rising to the level of Division Manager.

Mr. Lawrence has held numerous Board positions on privately held companies, publicly held companies and charitable organizations. Mr. Lawrence holds a Bachelor of Science - Electrical Engineering from Western Michigan University.

Mr. Lawrence has been appointed to serve on the Board's Audit Committee. He will serve as one of seven Independent Directors, rendering the Board composition compliant with SEC and Nasdaq requirements.

**About Pac-West Telecomm, Inc.**

Pac-West is a provider of advanced communications services that enable traditional and next-generation providers, carriers, and service providers to efficiently design, deploy, and deliver integrated communication solutions. Currently, Pac-West has operations in California, Nevada, Washington, Arizona, Utah, and Oregon. Founded in 1980, Pac-West Telecomm, Inc. has been offering communication services to its customers since 1982 and has been a leading provider of wholesale services to Internet Service Providers. For more information, visit www.pacwest.com.

**Forward-Looking Statements**

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2004, as filed with the SEC on March 30, 2005, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our level of indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers could negatively impact our business prospects; an increase in our network expenses; migration of our enterprise customer base to U.S. TelePacific Corp. occurring sooner or later than contemplated; the possible delisting of our common shares from the Nasdaq Capital Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

**For more information, reporters may contact:**

John Amaya
Pac-West
209-926-4195
jamaya@pacwest.com

**For more information, investors may contact:**

Reid Cox
Pac-West
209-926-3417
rcox@pacwest.com